Exhibit 21

Professional Diversity Network, Inc.

Subsidiaries

As of March 31, 2023

Subsidiary	Jurisdiction of Incorporation or Formation
NAPW, Inc.	Delaware
RemoteMore USA, Inc.	Delaware
Expo Experts Events, LLC	Ohio
Discontinued operations: PDN (Hong Kong) International Education Ltd	Hong Kong
PDN(Hong Kong)International Education Information Co., Ltd	Hong Kong
PDN (China) International Culture Development Co. Ltd.	People’s Republic of China